Filed by Presidio PubCo Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Presidio PubCo Inc.

Commission File No.: 333-290090

Date: February 23, 2026

The following is a transcript of a video presentation led by Will Ulrich, Founder and Co-Chief Executive Officer of PIH, and Chris Hammack, Founder and Co-Chief Executive Officer of PIH, published by PIH on February 23, 2026.

[00:00:06.10] - Introduction

The Presidio Business Model: A Different Approach to Generating Steady Income from American Energy. Presidio offers yield in the form of a dividend, backed by strong hedged revenue from stable oil and gas wells. We don’t drill, we produce and distribute the cash flow to our shareholders. How does it work? We produce from thousands of oil and gas wells, which we operate efficiently by cutting costs and optimizing Production. These are real assets generating cash every day. How impactful can that be? We’ve historically cut operating costs by 47% within the first year while maintaining stable production. We pass this profit onto our shareholders through our dividend. Further, to ensure our dividend is stable, we hedge commodity price, typically for five plus years, taking the risk out of the commodity game. Our secret? We treat every well, every route, as a business whose objective is cash flow. We push information, authority, and action down to the field operators closest to the wells. They run the business. They create cash flow. They attack everything from labor, compression, and chemicals to soap sticks and everything in between. And here’s what makes us different. We don’t drill. We’ve never drilled a well. That means stability and predictable cash flows in every environment. Even when the markets move. What’s next? We have a proven operational playbook for acquiring and optimizing producing assets. We intend to continue executing that strategy; acquiring producing oil and gas wells, optimizing production, reducing operating costs, and enhancing cash flow. The Presidio Model. Simple. Stable. Yield.

[00:02:05.12] - Will Ulrich

The cool thing about Presidio is that it started with two friends and an idea. And the idea was that we wanted to do things better than they had ever been done in the oil field before.

[00:02:13.06] - Chris Hammack

If you think about oil and gas and two guys wanting to start a company, what makes more sense than a Harvard finance guy and an Aggie engineer?

[00:02:19.10] - Will Ulrich

We wanted to create a new business that was really a strategy focused on generating equity returns that were leading in the industry and also generating returns to those investors in the form of ongoing dividends and distributions. Our first acquisition as a private company, our mission at that point was go 10x the company and we did it within 12 months. We were the first private business to be doing this strategy. We’ve perfected it as a private company and now we’re taking that successful private company public.

[00:02:53.03] - Chris Hammack

So Will and I met back in 2012, I believe. The company that he was working for actually, we merged a company that I was working for together, one of the partners of.

[00:03:01.02] - Will Ulrich

We worked together for a period of time. We did a bunch of acquisitions together. We traveled the country.

[00:03:05.01] - Chris Hammack

Will and I got to know each other really, really well. We got to do a lot of deals together to get to know each other on that side.

[00:03:10.17] - Will Ulrich

He eventually moved on to a different business and then we reunited in 2016 to start Presidio. So I’ve always been kind of a contrarian. I think if you talk to my parents, maybe they would have even a different word for it as a kid, but I’ve been an entrepreneur for a long time and I had learned a lot about the industry, but I was still young enough to want to be disruptive.

[00:03:30.18] - Chris Hammack

I think when we started, the idea was, what was this business plan going to be? Was it going to be something we had done before? Was it going to be some variation of what most people were doing at the time?

[00:03:38.21] - Will Ulrich

I wanted to be a real technology first oil and gas company, which didn’t exist at that time in 2016. Really, I didn’t even know what it meant, but I knew I had to surround myself with experts and partners and people who could really drive forward the vision for being a digitally forward oil and gas company.

[00:03:56.01] - Chris Hammack

You know, in those days, you know, we were, you know, if you’re not drilling, it’s not thrilling or whatever the saying is. And so the idea was, what’s the opposite of that? And so the premise was, what’s wrong with just going and buying existing assets and making them better? We wanted something that was easy to understand, that’s easy to model, that there’s a lot of ways to win in this equation and not a whole lot of ways to lose.

[00:04:18.08] - Will Ulrich

We’ve never drilled an oil and gas well. It’s a very different strategy.

[00:04:21.14] - Chris Hammack

We are very much focused on the more mature assets and not focused on development assets. We’ll speak to investors and talk to people, tell them about the business model and what we do and how we don’t drill and how we create returns, and then 20 minutes later, somebody’s asking me, “Well, what do you do with drilling?” I’m like, “We don’t drill. We’ve never drilled an oil and gas well. We’re never gonna drill an oil and gas well.”

[00:04:40.05] - Will Ulrich

Our business is focused on the last 70 years of those wells. This is a pure cash flow PDP, Proved Developed Producing business where we essentially produce oil and gas from wells. We hedge the revenue associated with that production and so we create a steady revenue stream. We have our fixed operating expenses, we have some amortization on our debt and the balance we pay as a fixed dividend to our shareholders. It’s lower risk, it’s low decline production, it’s hedged production and hedged revenues, it’s the operating expenses that are managed every single day to be the lowest level possible, and it results in a strong fixed dividends that we can sustain for the future.

[00:05:27.19] - Will Ulrich

The typical oil and gas company is investing in developing properties, and most businesses are geared towards new drilling, higher declines, not really focused on managing the full life cycle of the well, but more focused on managing the first 30 days or 60 days or year of a well’s production, which involves taking risk. It involves taking enormous amounts of capital into these kind of discrete projects. The problem there was that they weren’t really generating any returns from all that capital. Our decline profile is much lower, so our production only declines about 8% a year compared to the industry, which declines probably on average 30 to 40%. It causes us to focus exclusively on the efficiency of those wells from both a production standpoint and from an operating expense standpoint.

[00:06:14.22] - Chris Hammack

And there’s just really nobody in that space right now that knows how to do what we do.

[00:06:20.06] - Will Ulrich

I jokingly say that then for a long time nothing happened because as we went out with the idea there was very little interest in a strategy that didn’t involve just massive amounts of drilling.

[00:06:32.16] - Chris Hammack

There were times we looked at each other and said, you know, how much longer do we have?

[00:06:36.02] - Will Ulrich

But rather than give up, we kind of recommitted to the strategy.

[00:06:42.18] - Will Ulrich

We called it a 21st century E&P company. And that was really across, you know, three main ideas. You know, one idea was contrarian thinking. The second idea was systems over goals. And the third idea was that every company needs to be a tech company. Our mantra is to push decision making as far down into the organization as possible. If you allow people to go and kind of be their own entrepreneurs, which is, you know, pushing that entrepreneurial mindset across the entire business, turns out they do really awesome things.

[00:07:13.07] - Chris Hammack

We do a lot of things here in Fort Worth on the technical side, but really the kind of the secret sauce is the empowerment of our field guys.

[00:07:19.09] - Will Ulrich

A guy who’s driving around out in the field tending a set of wells where his mission is to make those the most efficient wells possible. And we empower him with the ability to make decisions, we give him the information that it takes for him to make those good decisions, and to the extent that he needs something new developed from a technological perspective, we’ll work on developing that for him.

[00:07:40.02] - Chris Hammack

As you factor in what AI can do for us, is a guy might not see a nuance in some pressures or flow rates or something like that on a day to day or like a weekly basis, AI can look for anomalies and say, “Hey, maybe you ought to take a look at this.” We have a very concise thesis and it hasn’t changed, right? It’s about this profitability at the well, and everybody in this company knows what that thesis is. All we focus on every day is margin. It’s not necessarily how much production you can get. It’s not necessarily how much lower you can get expenses. It’s the right match in there to say, “Okay, where do we maximize profitability?” And that’s our job. That’s our job every day.

[00:08:15.21] - Will Ulrich

Chris and I always had a vision to take this company public. We wanted a permanent source of capital. We’ve built an incredible machine here to go and acquire and optimize these assets. And it wasn’t something that we wanted to just go sell. It was something where we wanted to create a venture where we can go and access capital from the public markets, access additional private capital to be able to grow really at a much bigger rate than we have as a private company.

[00:08:43.00] - Chris Hammack

We’re not going public on an idea. We’re going public on a thesis that has been tried and true.

[00:08:49.19] - Will Ulrich

The dividend strategy is simple. It’s a fixed annual dividend paid out of the cash flow from these producing oil and gas assets, and we’re going to increase it over time by acquiring additional cash flows from additional assets. Our growth will come through acquisitions, and so there is a massive opportunity to go buy assets in today’s oil and gas market. Our acquisition backlog has grown over the last several months from $5 billion to $15 billion, and we think we can buy these properties at attractive prices and through our optimization drive really incredible industry leading returns. We’re offering an industry leading fixed dividend of 13% per year. We’re going to grow that dividend over time and as a result we’ll be generating additional cash flow for investors and we’ll be investing it at rates that far exceed our cost of capital which is going to drive that long term appreciation in the stock price.

[00:09:43.17] - Will Ulrich

Our dollars were the first dollars into this company, and our dollars continue to be in this company. If we were going to be in this business together for 20 or 30 years, that at the end of the day, our legacy was going to be these guys were known as the most efficient operators and the most efficient capital allocators most consistently across cycles. They’ve removed kind of the boom and bust that this industry has lived with for the last 150 years. You know, we’re not here to cash out. We’re here to be the long term stewards of this business, and we’re even going to take 100% of what we’ve earned over the last seven years and put those chips back into the middle of the table.

[00:10:18.18] - Chris Hammack

It definitely shows 100% alignment in the fact that we’re buying in to exactly what we’re trying to tell everybody else to get so excited about, right?

[00:10:31.03] - Will Ulrich

To us, you know, going public, it’s the American dream. You think back to when we started this company, Chris and I were paying salaries out of our checking accounts and that was eight years ago and we’ve gone from that to listing on the New York Stock Exchange here in a few weeks.

[00:10:43.04] - Chris Hammack

We can feel the wave of what’s coming. The idea of getting ahead of this and being the first company that’s out there that just focuses on this. Now the idea of going out and building a public company and having public intake on what we want to do and what we’re going to do, I think makes all the sense in the world.

[00:10:58.15] - Will Ulrich

The long-term vision is to go from the $700 million enterprise that we are as a company going public today to a $7 billion enterprise in the near future.

[00:11:07.18] - Chris Hammack

We love to tell the story. We love to tell about where we started. We love to tell about where we’re at. We love to talk about where we’re going.

[00:11:12.23] - Will Ulrich

There’s no piece of the modern lifestyle that doesn’t get touched every single day by this industry. As a result, it’s really dynamic and interesting and despite the kind of rumors of its death, it’s an industry that’s going to be around for a long period of time.

[00:11:27.08] - Chris Hammack

If there was a message to deliver, it’d be, “Get on board. Let’s go.”

Forward-Looking Statements

This communication includes “forward-looking statements.” These include the expectations, hopes, beliefs, intentions or strategies regarding the future for EQV Ventures Acquisition Corp. (“EQV”), Presidio PubCo Inc. (“Presidio”), EQV Resources LLC (“EQV Resources”) or Presidio Investment Holdings LLC (“PIH”), or those of their respective management teams. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “potential,” “budget,” “may,” “will,” “could,” “should,” “continue” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding Presidio’s, PIH’s, EQV Resources’ and EQV’s expectations with respect to future performance, the capitalization of EQV or Presidio after giving effect to the proposed business combination between EQV and PIH (the “proposed business combination”) and related transactions with EQV Resources and expectations with respect to the future performance and the success of the combined company following the consummation of the proposed business combination. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Presidio’s, PIH’s, EQV’s and EQV Resources’ management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied upon by any investors as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Presidio, PIH, EQV Resources and EQV. These forward-looking statements are subject to a number of risks and uncertainties, including changes in business, market, financial, political and legal conditions; benefits from hedges and expected production; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the shareholders of EQV is not obtained; failure to realize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of Presidio to grow and manage growth profitably, maintain key relationships and retain its management and key employees; risks related to the uncertainty of the projected financial information with respect to PIH or Presidio; risks related to PIH’s current growth strategy; the occurrence of any event, change or other circumstances that could give rise to the termination of any definitive agreements with respect to the proposed business combination; the outcome of any legal proceedings that may be instituted against any of the parties to the potential business combination following its announcement and any definitive agreements with respect thereto; changes to the proposed structure of the proposed business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the proposed business combination; risks that PIH or Presidio may not achieve their expectations; the ability to meet stock exchange listing standards following the proposed business combination; the risk that the proposed business combination disrupts the current plans and operations of PIH; costs related to the potential business combination; changes in laws and regulations; risks related to the domestication of EQV as a Delaware corporation; risks related to Presidio’s ability to pay expected dividends; the extent of participation in rollover agreements; the amount of redemption requests made by EQV’s public equity holders; and the ability of EQV or Presidio to issue equity or equity-linked securities or issue debt securities or enter into debt financing arrangements in connection with the proposed business combination or in the future. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by PIH, EQV, EQV Resources or Presidio resulting from the proposed business combination with the SEC, including under the heading “Risk Factors” in the Registration Statement on Form S-4 (as amended, the “Registration Statement”) filed by Presidio, EQV Resources and PIH. If any of these risks materialize or any assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that none of Presidio, PIH, EQV Resources nor EQV presently know or that Presidio, PIH, EQV Resources or EQV currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by investors as a guarantee, an assurance, a prediction or a definitive statement of fact or probability.

In addition, forward-looking statements reﬂect Presidio’s, PIH’s, EQV Resources’ and EQV’s expectations, plans or forecasts of future events and views as of the date they are made. Presidio, PIH, EQV Resources and EQV anticipate that subsequent events and developments will cause Presidio’s. PIH’s, EQV Resources’ and EQV’s assessments to change. However, while Presidio, PIH, EQV Resources and EQV may elect to update these forward-looking statements at some point in the future, Presidio, PIH, EQV Resources and EQV specifically disclaim any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing Presidio’s, PIH’s, EQV Resources’ or EQV’s assessments as of any date subsequent to the date they are made. Accordingly, undue reliance should not be placed upon the forward-looking statements. None of Presidio, PIH, EQV Resources, EQV, or any of their respective affiliates have any obligation to update these forward-looking statements other than as required by law. In addition, this communication contains certain information about the historical performance of PIH. You should not view information related to the past performance of PIH as indicative of future results. Certain information set forth in this communication includes estimates and targets and involves significant elements of subjective judgment and analysis. No representations are made as to the accuracy of such estimates or targets or that all assumptions relating to such estimates or targets have been considered or stated or that such estimates or targets will be realized.

Non-GAAP Financial Information

This communication also includes certain forward-looking projections of financial measures not presented in accordance with generally accepted accounting principles (“GAAP”) that are not reconcilable with GAAP measures due to their inherent uncertainty. Due to the forward-looking nature of such forward-looking non-GAAP financial measures used herein, management of Presidio, PIH and EQV cannot reliably predict certain of the necessary components of the most directly comparable forward-looking GAAP measures. Accordingly, Presidio, PIH and EQV are unable to present a quantitative reconciliation of such forward-looking non-GAAP financial measures to their most directly comparable forward-looking GAAP financial measures without unreasonable effort. Amounts excluded from these non-GAAP measures in future periods could be significant.

Additional Information and Where to Find It

In connection with the proposed business combination, Presidio, PIH and EQV Resources have filed the Registration Statement with the SEC, which includes a prospectus with respect to the combined company’s securities to be issued in connection with the proposed business combination and a proxy statement with respect to the shareholder meeting of EQV to vote on the proposed business combination. EQV, Presidio, EQV Resources and PIH also plan to file other documents and relevant materials with the U.S. Securities and Exchange Commission (the “SEC”) regarding the proposed business combination. The Registration Statement was declared effective by the SEC on January 30, 2026. Mailing of the definitive proxy statement/prospectus to EQV’s shareholders of record as of January 30, 2026 commenced on January 30, 2026. The proxy statement/prospectus includes information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to EQV’s shareholders in connection with the proposed business combination. SECURITY HOLDERS OF EQV AND OTHER INTERESTED PARTIES ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS AND RELEVANT MATERIALS RELATING TO THE PROPOSED BUSINESS COMBINATION THAT HAVE BEEN AND WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING DECISION WITH RESPECT TO THE PROPOSED BUSINESS COMBINATION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND THE PARTIES TO THE PROPOSED BUSINESS COMBINATION. Shareholders are able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Presidio, PIH, EQV Resources and EQV once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. In addition, the documents filed by EQV may be obtained free of charge from EQV at www.eqvventures.com. Alternatively, these documents, when available, can be obtained free of charge from EQV or Presidio upon written request to EQV Ventures Acquisition Corp., 1090 Center Drive, Park City, Utah, 84098, Attn: Secretary, or by calling (405) 870-3781. The information contained on, or that may be accessed through the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

EQV, EQV Resources, PIH, Presidio and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of EQV in connection with EQV’s shareholder meeting. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of EQV’s executive officers and directors in the solicitation by reading EQV’s annual report on Form 10-K, filed with the SEC on March 31, 2025, the definitive proxy statement/prospectus, filed with the SEC on January 30, 2026, the Registration Statement and other relevant materials filed with the SEC in connection with the proposed business combination when they become available. Information concerning the interests of EQV’s participants in the solicitation, which may, in some cases, be different from those of EQV’s shareholders generally, is set forth in the proxy statement/prospectus and the Registration Statement.

No Offer or Solicitation

This communication shall not constitute a solicitation of any proxy, vote, consent or approval in any jurisdiction in connection with the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of EQV, PIH, EQV Resources or Presidio, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended. This communication is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction in where such distribution or use would be contrary to local law or regulation.